Exhibit 99.2

CONFIDENTIAL

SHARE SUBSCRIPTION AGREEMENT

between

REITAR LOGTECH HOLDINGS LIMITED

as the Company

and

EQUATOR CAPITAL MANAGEMENT SPC

(acting for and on behalf of the Segregated Portfolio

“Equator Private Equity Fund SP”)

as the Investor

in respect of

a strategic equity investment of up to US$60,000,000

by way of subscription of newly issued ordinary shares

to fund the acquisition of the

Dated            2026

SCHEDULE 1	THE
SCHEDULE 2	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE 3	FORM OF BOARD RESOLUTION
SCHEDULE 4	FORM OF LEGAL OPINION
SCHEDULE 5	RESERVED MATTERS
SCHEDULE 6	DISCLOSURE SCHEDULE

i

SHARE SUBSCRIPTION AGREEMENT

THIS SHARE SUBSCRIPTION AGREEMENT (this “Agreement”) is made on           2026

BY AND BETWEEN:

(1)	REITAR LOGTECH HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands with limited liability, whose registered office is at Unit 801, 8/F, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong (the “Company”); and

(2)	EQUATOR CAPITAL MANAGEMENT SPC, acting for and on behalf of the Segregated Portfolio “Equator Private Equity Fund SP”, a segregated portfolio company incorporated in the Cayman Islands with limited liability, whose registered office is at c/o P.O. Box 2775, 71 Fort Street, 3rd Floor, Grand Cayman, Cayman Islands, KY1-1111 (the “Investor”).

The Company and the Investor are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

RECITALS:

(A)	The Company is a market-leading provider of smart logistics and automated warehousing solutions in Hong Kong and is listed on .

(B)

The Company is in advanced negotiations with                                                , the private equity investment arm of                               , to establish a consortium (the “Consortium”) for the purpose of acquiring a controlling equity interest in the                      (as defined below) (the “Acquisition”).

(C)	The Investor proposes to make a strategic equity investment in the Company by subscribing for newly issued ordinary shares in the capital of the Company to partially fund the Company’s capital contribution to the Consortium in connection with the Acquisition.

(D)	The Parties entered into a Memorandum of Understanding dated 23 February 2026 (the “MOU”) setting out the principal terms upon which the Parties intended to proceed with the transactions contemplated hereby, and this Agreement supersedes the MOU in its entirety (save for the binding provisions thereof which shall survive in accordance with their terms until Closing).

(E)	The Parties wish to record the terms and conditions upon which the Investor shall subscribe for, and the Company shall issue and allot, the Subscription Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the meanings ascribed to them below:

“Acquisition” means the proposed acquisition by the Consortium of a controlling equity interest in the                  , as further described in the Consortium Agreement.

“Acquisition Funds” means not less than ninety-two percent (92%) of the Investment Amount, to be used exclusively to fund the Company’s capital contribution to the Consortium for the Acquisition, as further described in Article 10.

“Affiliate” means, in relation to any person, a subsidiary of that person, a holding company of that person, or any other subsidiary of that holding company, and in the case of a natural person, any relative of such person.

“Agreement” means this Share Subscription Agreement, including all Schedules, Annexes, and Exhibits hereto, as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with the terms hereof.

“Anti-Dilution Adjustment” has the meaning given in Section 11.5.

“Applicable Law” means, with respect to any person, all applicable provisions of constitutions, statutes, laws, rules, treaties, regulations, permits, licences, approvals, interpretations, and orders of courts, governmental authorities, and arbitrators, and all orders and decrees of all courts and arbitrators.

“Board” means the board of directors of the Company from time to time.

“Business Day” means a day (other than a Saturday, Sunday, or public holiday) on which banks are open for general commercial business in Hong Kong, the Cayman Islands, and New York City.

“Claim” means any claim for breach of any Company Warranty or Investor Warranty, or any claim for indemnification under Article 13.

“Closing” means the completion of the subscription and issuance of the Subscription Shares in accordance with Article 8.

“Closing Date” means the date on which Closing occurs, being the fifth (5th) Business Day following the date on which the last of the Conditions Precedent set out in Article 3 has been satisfied or waived (or such other date as the Parties may agree in writing).

“Company Group” means the Company and its Subsidiaries from time to time.

“Company Warranties” means the representations and warranties of the Company set out in Article 5 and Schedule 2 (Representations and Warranties of the Company).

“Conditions Precedent” means the conditions precedent to Closing set out in Section 3.1.

“Confidential Information” means all information (whether written, oral, electronic, or in any other form) concerning the business, affairs, finances, operations, and assets of a Party or its Affiliates disclosed by or on behalf of one Party to the other in connection with this Agreement or the transactions contemplated hereby, including the existence and terms of this Agreement and the negotiations relating hereto.

“Consortium” means the consortium to be established between the Company and                      for the purpose of the Acquisition.

“Consortium Agreement” means the definitive consortium, joint venture, or shareholders’ agreement to be entered into between the Company and                      in respect of the Acquisition, in form and substance satisfactory to the Investor.

“Disclosure Schedule” means the disclosure schedule delivered by the Company to the Investor on or prior to the date of this Agreement, attached hereto as Schedule 6.

“EBITDA” means earnings before interest, taxes, depreciation, and amortisation, calculated in accordance with International Financial Reporting Standards as adopted by the relevant jurisdiction.

“EBITDA Threshold” means the                      having achieved combined audited annual EBITDA of not less than US$8,000,000 (Eight Million United States Dollars) for the most recently completed financial year prior to the Closing Date.

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, right of set-off, right of pre-emption, right of first refusal, option, trust, or other security interest or encumbrance of any kind, or any other type of preferential arrangement (including a title transfer or retention arrangement) having a similar effect.

“Fundamental Warranties” means the Company Warranties set out in paragraphs 1 (Corporate Status), 2 (Authority), 3 (Capitalisation), and 4 (Subsidiaries) of Schedule 2.

“Governmental Authority” means any supranational, national, federal, state, municipal, or local government, any instrumentality, subdivision, court, administrative agency, or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory, taxing, importing, or other governmental or quasi-governmental authority, in each case of any jurisdiction.

“                      ” means                             , the private equity investment arm of                             .

“HKIAC” means the Hong Kong International Arbitration Centre.

“HKIAC Rules” means the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time.

“Indemnified Party” has the meaning given in Section 13.5.

“Indemnifying Party” has the meaning given in Section 13.5.

“Intellectual Property” means all intellectual property rights of any kind, including patents, trade marks, service marks, trade names, domain names, copyrights, design rights, database rights, rights in know-how, trade secrets, and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted renewals or extensions of, and rights to claim priority from, such rights.

“Investment Amount” means an amount of up to US$60,000,000 (Sixty Million United States Dollars) to be paid by the Investor for the subscription of the Subscription Shares.

“Investor Director” has the meaning given in Section 11.2.

“Investor Warranties” means the representations and warranties of the Investor set out in Article 6.

“                  ” means the entities and equity interests described in Schedule 1                             .

“Leakage” means any of the following, to the extent occurring between the date of this Agreement and the Closing Date without the prior written consent of the Investor: (i) any dividend, distribution, or return of capital declared, paid, or made by any member of the Company Group to or for the benefit of any shareholder of the Company (other than dividends or distributions made by a wholly-owned Subsidiary to another member of the Company Group); (ii) any management, monitoring, service, advisory, or similar fee paid to or for the benefit of any shareholder of the Company or any of their respective Affiliates; (iii) any payment made to or for the benefit of any shareholder of the Company or any of their respective Affiliates that is not on arm’s length terms; (iv) any waiver, discount, or release of any amount owed to any member of the Company Group by any shareholder of the Company or any of their respective Affiliates; and (v) any agreement or commitment to do any of the foregoing.

“Lock-Up Period” has the meaning given in Section 12.1.

“Long-Stop Date” means 5:00 p.m. (Hong Kong time) on the date falling one hundred and eighty (180) calendar days after the date of this Agreement, or such later date as the Parties may agree in writing.

“Losses” means any and all losses, liabilities, damages, costs, charges, expenses (including reasonable legal fees and disbursements), fines, penalties, Taxes, diminution in value, and judgments.

“Material Adverse Effect” means any event, change, circumstance, occurrence, or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on: (i) the business, assets, liabilities, financial condition, or results of operations of the Company or the                      , taken as a whole; or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or the Acquisition; provided, however, that none of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (A) changes in general economic, business, financial, or market conditions; (B) changes in Applicable Law or IFRS; (C) changes affecting the industries in which the Company or the                       operates generally; or (D) the announcement or pendency of the transactions contemplated by this Agreement, in each case of (A) through (C), to the extent such changes do not disproportionately affect the Company or the                       relative to other participants in the industries in which they operate.

“MOU” means the Memorandum of Understanding dated 23 February 2026 entered into between the Company and the Investor.

“Ordinary Shares” means ordinary shares in the capital of the Company, with such rights and subject to such restrictions as set out in the Memorandum and Articles.

“Memorandum and Articles” means the memorandum and articles of association of the Company, as amended from time to time.

“Permitted Leakage” means any payment or transaction expressly disclosed in the Disclosure Schedule as a permitted leakage item.

“Pre-Emptive Rights” has the meaning given in Section 11.6.

“Regulatory Approvals” means all necessary consents, approvals, permits, licences, authorisations, and filings from or with any Governmental Authority required in connection with the transactions contemplated by this Agreement and the Acquisition.

“Reserved Matters” means the matters set out in Schedule 5 (Reserved Matters).

“Segregated Account” has the meaning given in Section 10.2.

“Subscription Price” means US$4.00 per Subscription Share.

“Subscription Shares” means such number of new Ordinary Shares as is equal to the Investment Amount divided by the Subscription Price, being up to 15,000,000 Ordinary Shares (subject to adjustment in accordance with Section 11.5).

“Subsidiary” means, in relation to any company, a company which is controlled, directly or indirectly, by the first-mentioned company, and “controlled” means the power to direct the management and policies of a company, whether through the ownership of voting capital, by contract, or otherwise.

“Tag-Along Right” has the meaning given in Section 11.7.

“Tax” means all forms of taxation, duties, imposts, contributions, levies, withholdings, and deductions of any nature, whether of the Cayman Islands, Hong Kong, the People’s Republic of China, or any other jurisdiction, and all related penalties, charges, costs, and interest.

“Transaction Documents” means this Agreement, the Consortium Agreement, the amended and restated Memorandum and Articles, and any other ancillary agreements entered into in connection with the transactions contemplated hereby.

“US$” means the lawful currency of the United States of America.

“Warranty Claim” means a Claim for breach of any Company Warranty or Investor Warranty.

1.2 Interpretation

In this Agreement, unless the context otherwise requires:

(a)	references to this Agreement include its Schedules, Annexes, and Exhibits, each of which forms part of this Agreement for all purposes;

(b)	references to Articles, Sections, Schedules, Annexes, and Exhibits are to articles, sections of, and schedules, annexes, and exhibits to, this Agreement;

(c)	headings and the table of contents are inserted for convenience only and shall not affect the interpretation of this Agreement;

(d)	words importing the singular include the plural and vice versa, and words importing a gender include every gender;

(e)	references to a “person” include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state, unincorporated association, trust, partnership, or joint venture;

(f)	the words “include”, “includes”, and “including” shall be deemed to be followed by the words “without limitation”;

(g)	references to “writing” or “written” include any method of reproducing words in a legible and non-transitory form, including email;

(h)	references to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, or re-enacted;

(i)	references to “US$”, “USD”, or “$” are to the lawful currency of the United States of America;

(j)	where the word “day” or “days” appears without qualification, it means calendar day(s);

(k)	references to times of day are to Hong Kong time unless otherwise stated;

(l)	the rule of construction known as the ejusdem generis rule shall not apply to this Agreement, and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters, or things; and

(m)	any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

ARTICLE 2

SUBSCRIPTION OF SHARES

2.1 Subscription and Issuance

Subject to and upon the terms and conditions of this Agreement, at the Closing, the Investor shall subscribe for, and the Company shall issue and allot to the Investor (or its designated nominee), the Subscription Shares, credited as fully paid, free and clear of all Encumbrances and together with all rights attaching thereto as at the Closing Date.

2.2 Subscription Price

The subscription price for each Subscription Share shall be the Subscription Price (being US$4.00 per Subscription Share). The aggregate subscription price for all of the Subscription Shares shall be the Investment Amount.

2.3 Payment of the Investment Amount

The Investor shall pay the Investment Amount to the Company on the Closing Date by wire transfer of immediately available funds in US Dollars to a bank account designated by the Company in a written notice delivered to the Investor not less than five (5) Business Days prior to the Closing Date (the “Designated Account”). Payment of the Investment Amount to the Designated Account shall constitute a good and valid discharge of the Investor’s obligation to pay the subscription price for the Subscription Shares.

2.4 Ranking of Subscription Shares

The Subscription Shares, when issued and allotted, shall rank pari passu in all respects with the existing issued Ordinary Shares, including the right to receive all dividends and other distributions declared, made, or paid after the Closing Date.

2.5 Nominee

The Investor may, by written notice to the Company given not less than five (5) Business Days prior to the Closing Date, nominate one or more of its Affiliates (each, a “Nominee”) to subscribe for all or part of the Subscription Shares in lieu of the Investor. Any such nomination shall not relieve the Investor of its obligations under this Agreement, and the Investor shall procure that each Nominee complies with the terms of this Agreement as if it were the Investor.

ARTICLE 3

CONDITIONS PRECEDENT

3.1 Conditions to the Obligations of the Investor

The obligation of the Investor to subscribe for the Subscription Shares and to effect the Closing shall be subject to the satisfaction (or waiver in writing by the Investor in its sole discretion) on or prior to the Long-Stop Date of each of the following conditions precedent:

(a)	Due Diligence. The completion by the Investor (and/or its advisers) of legal, financial, tax, commercial, and operational due diligence on the Company, the , and the Acquisition, the results of which must be satisfactory to the Investor in its sole and absolute discretion.

(b)	Consortium Agreement. The Consortium Agreement having been duly executed and delivered by the Company and on terms and conditions satisfactory to the Investor (acting reasonably), and a certified true copy thereof having been delivered to the Investor.

(c)	Corporate Approvals — Company. The Company having obtained all necessary corporate authorisations and approvals, including resolutions of the Board (in the form set out in Schedule 3) and, to the extent required, resolutions of the shareholders of the Company, for: (i) the execution, delivery, and performance of this Agreement and the other Transaction Documents; (ii) the issue and allotment of the Subscription Shares; and (iii) the consummation of the Acquisition.

(d)	Corporate Approvals — Investor. The Investor having obtained all necessary internal corporate authorisations and approvals for the execution, delivery, and performance of this Agreement and the subscription of the Subscription Shares.

(e)	Regulatory Approvals. All Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement and the Acquisition having been obtained, without the imposition of any conditions that the Investor considers (acting reasonably) to be unduly onerous or burdensome.

(f)	EBITDA Threshold. The Investor having received audited consolidated financial statements of the for the most recently completed financial year, prepared in accordance with IFRS and audited by an internationally recognised accounting firm acceptable to the Investor, demonstrating that the EBITDA Threshold has been satisfied.

(g)	No Material Adverse Effect. No Material Adverse Effect having occurred in respect of the Company or the since the date of this Agreement.

(h)	Company Warranties. Each of the Company Warranties being true, complete, and correct in all material respects (or, in the case of Company Warranties that are qualified by materiality or Material Adverse Effect, in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such Company Warranty expressly relates to an earlier date, in which case as of such earlier date).

(i)	No Encumbrances. The Subscription Shares being issued free and clear of all Encumbrances and ranking pari passu with all existing issued Ordinary Shares.

(j)	Legal Opinions. The Investor having received customary legal opinions from: (i) the Company’s Cayman Islands legal counsel; and (ii) the Company’s Hong Kong legal counsel, each in form and substance satisfactory to the Investor and its legal advisers, addressing such matters as the Investor may reasonably require (including due incorporation, valid existence, corporate authority, enforceability of this Agreement, and valid issuance of the Subscription Shares), substantially in the form set out in Schedule 4.

(k)	No Injunction. No Governmental Authority having enacted, issued, promulgated, enforced, or entered any Applicable Law or order that is in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

(l)	No Leakage. No Leakage (other than Permitted Leakage) having occurred since the date of this Agreement.

(m)	Closing Deliverables. The Company having delivered (or being ready, willing, and able to deliver at Closing) to the Investor all of the documents and items specified in Section 8.2.

(n)	Transaction Documents. Each of the other Transaction Documents having been duly executed and delivered by all parties thereto (other than the Investor), in form and substance satisfactory to the Investor.

(o)	Members’ Register. The Company having arranged for the register of members of the Company to be updated to reflect the issuance of the Subscription Shares to the Investor (or its Nominee) upon Closing.

3.2 Conditions to the Obligations of the Company

The obligation of the Company to issue and allot the Subscription Shares and to effect the Closing shall be subject to the satisfaction (or waiver in writing by the Company) on or prior to the Long-Stop Date of each of the following conditions precedent:

(a)	Investor Warranties. Each of the Investor Warranties being true and correct in all material respects as of the date of this Agreement and as of the Closing Date.

(b)	Payment. The Investor being ready, willing, and able to pay the Investment Amount in accordance with Section 2.3.

(c)	Corporate Approvals — Investor. The Investor having obtained all necessary internal corporate authorisations and approvals for the execution, delivery, and performance of this Agreement.

(d)	No Injunction. No Governmental Authority having enacted, issued, promulgated, enforced, or entered any Applicable Law or order that is in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

3.3 Waiver of Conditions Precedent

Any Condition Precedent may be waived in whole or in part only by written notice given by the Party or Parties for whose benefit such Condition Precedent exists. No waiver of any Condition Precedent shall constitute a waiver of any other Condition Precedent. The waiver of any Condition Precedent shall not affect any Claim that the waiving Party may have in respect of any breach of any representation, warranty, or covenant contained in this Agreement.

3.4 Efforts to Satisfy Conditions Precedent

Each Party shall use its reasonable best efforts to procure the satisfaction of the Conditions Precedent as soon as reasonably practicable and in any event on or before the Long-Stop Date. Without limiting the generality of the foregoing, the Company shall:

(a)	promptly apply for and diligently pursue all Regulatory Approvals;

(b)	promptly convene and hold all necessary meetings of the Board and shareholders;

(c)	keep the Investor reasonably informed of the progress towards satisfaction of each Condition Precedent; and

(d)	promptly notify the Investor if it becomes aware that any Condition Precedent has become incapable of satisfaction or is unlikely to be satisfied by the Long-Stop Date.

3.5 Non-Satisfaction of Conditions Precedent

If any of the Conditions Precedent set out in Section 3.1 has not been satisfied or waived on or before the Long-Stop Date, the Investor may, at its sole discretion, by written notice to the Company:

(a)	extend the Long-Stop Date to such later date as the Parties may agree in writing; or

(b)	terminate this Agreement with immediate effect in accordance with Article 14.

ARTICLE 4

PRE-COMPLETION OBLIGATIONS

4.1 Conduct of Business

From the date of this Agreement until the earlier of the Closing Date and the date of termination of this Agreement, except as expressly contemplated by this Agreement, as set out in the Disclosure Schedule, or as consented to in writing by the Investor (such consent not to be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each member of the Company Group to:

(a)	conduct its business in the ordinary course of business consistent with past practice;

(b)	use commercially reasonable efforts to preserve intact its business organisation, maintain its material assets in good working condition, keep available the services of its key employees, and preserve the goodwill of its customers, suppliers, and other persons having business relationships with it;

(c)	not declare, set aside, or pay any dividend or make any other distribution (whether in cash, stock, or property) in respect of any of its share capital;

(d)	not issue, sell, pledge, dispose of, grant, or encumber any shares, or any options, warrants, convertible securities, or other rights of any kind to acquire any shares, of any member of the Company Group;

(e)	not amend or propose to amend its Memorandum and Articles or equivalent constitutional documents;

(f)	not acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets, or otherwise) any business or any corporation, partnership, association, or other business organisation or division thereof, other than the Acquisition;

(g)	not sell, lease, licence, mortgage, pledge, or otherwise encumber or dispose of any material assets or properties;

(h)	not incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, in each case in excess of US$500,000 individually or US$1,000,000 in the aggregate;

(i)	not enter into, amend, modify, or terminate any Material Contract (as defined in Schedule 2), other than in the ordinary course of business;

(j)	not make any change in accounting methods, principles, or practices, except as required by IFRS;

(k)	not settle or compromise any material litigation, arbitration, or other legal proceedings;

(l)	not enter into any transaction with any related party or Affiliate outside the ordinary course of business or otherwise than on arm’s length terms; and

(m)	not agree, commit, or resolve to do any of the foregoing.

4.2 Access and Information

From the date of this Agreement until the Closing Date, the Company shall (and shall cause each member of the Company Group to) afford to the Investor and its authorised representatives, advisers, and agents reasonable access during normal business hours to all books, records, contracts, documents, properties, and management personnel of the Company Group and, to the extent within the Company’s control, the                              , for the purpose of completing the due diligence exercise referred to in Section 3.1(a) and for such other purposes as the Investor may reasonably require in connection with the transactions contemplated by this Agreement.

4.3 Notification of Certain Matters

From the date of this Agreement until the Closing Date, the Company shall promptly notify the Investor in writing of:

(a)	any event, circumstance, or development that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(b)	any breach of any Company Warranty of which the Company becomes aware;

(c)	any material litigation, arbitration, or regulatory proceeding commenced or threatened against any member of the Company Group; and

(d)	any event or circumstance that would cause any Condition Precedent to become incapable of satisfaction.

4.4 No Leakage

From the date of this Agreement until the Closing Date, the Company shall procure that no Leakage occurs, other than Permitted Leakage. If any Leakage (other than Permitted Leakage) occurs, the Company shall promptly notify the Investor and shall procure that the amount of such Leakage is repaid to the relevant member of the Company Group within five (5) Business Days of such notification.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1 Company Warranties

The Company represents and warrants to the Investor that each of the statements set out in this Article 5 and in Schedule 2 (Representations and Warranties of the Company) is true, complete, and correct as of the date of this Agreement and shall be true, complete, and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such statement expressly relates to an earlier date, in which case as of such earlier date).

5.2 Disclosure Schedule

The Company Warranties are given subject to the matters fairly disclosed in the Disclosure Schedule. For the purposes of this Section 5.2, a matter shall be “fairly disclosed” if it is disclosed with sufficient detail to enable a reasonable investor to identify the nature and scope of the matter disclosed.

5.3 Knowledge of the Company

Where any Company Warranty is qualified by the expression “so far as the Company is aware” or any similar expression, such warranty shall be deemed to include an additional statement that it has been made after due and careful enquiry by the directors and senior management of the Company.

5.4 Repetition of Company Warranties

Each Company Warranty shall be deemed to be repeated on the Closing Date by reference to the facts and circumstances then existing, as if references in the Company Warranties to the date of this Agreement were references to the Closing Date.

5.5 Summary of Key Company Warranties

Without limiting the generality of the Company Warranties set out in Schedule 2, the Company represents and warrants that:

(a)	Corporate Status. The Company is duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(b)	Authority. The Company has the full corporate power and authority to enter into, execute, and deliver this Agreement and each of the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery, and performance of this Agreement and each of the other Transaction Documents by the Company have been duly authorised by all necessary corporate action on the part of the Company.

(c)	Enforceability. This Agreement constitutes, and each of the other Transaction Documents when executed and delivered will constitute, the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium, and similar laws affecting creditors’ rights and remedies generally and subject to general principles of equity.

(d)	Capitalisation. The authorised share capital of the Company and the issued and outstanding shares of the Company are as set out in the Disclosure Schedule. All issued and outstanding shares of the Company have been duly authorised, validly issued, fully paid, and non-assessable. There are no outstanding options, warrants, convertible securities, or other rights to acquire shares of the Company, except as disclosed in the Disclosure Schedule.

(e)	No Conflicts. The execution, delivery, and performance of this Agreement and the other Transaction Documents by the Company, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) violate or conflict with the Memorandum and Articles; (ii) violate or conflict with any Applicable Law binding on the Company or any member of the Company Group; or (iii) result in a breach of, or constitute a default under, or give rise to any right of termination, cancellation, or acceleration under, any Material Contract.

(f)	Financial Statements. The financial statements of the Company Group for the two most recent completed financial years, copies of which have been provided to the Investor, have been prepared in accordance with IFRS and present a true and fair view of the financial position and results of operations of the Company Group as at and for the periods to which they relate.

(g)	No Undisclosed Liabilities. No member of the Company Group has any liabilities or obligations (whether absolute, accrued, contingent, or otherwise) that would be required to be reflected on a balance sheet prepared in accordance with IFRS, other than liabilities and obligations: (i) reflected or reserved against in the most recent audited financial statements; (ii) incurred in the ordinary course of business since the date of such financial statements; or (iii) disclosed in the Disclosure Schedule.

(h)	Litigation. There is no litigation, arbitration, administrative proceeding, or governmental investigation pending or, so far as the Company is aware, threatened against any member of the Company Group that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(i)	Compliance with Laws. Each member of the Company Group is, and has at all times been, in compliance in all material respects with all Applicable Laws. No member of the Company Group has received any written notice from any Governmental Authority alleging any material non-compliance with any Applicable Law.

(j)	Tax. Each member of the Company Group has duly and timely filed all Tax returns required to be filed and has paid all Taxes due and payable. There are no pending or threatened Tax audits, assessments, or disputes with any Tax authority.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

6.1 Investor Warranties

The Investor represents and warrants to the Company that each of the following statements is true, complete, and correct as of the date of this Agreement and shall be true, complete, and correct as of the Closing Date:

(a)	Corporate Status. The Investor is a segregated portfolio company duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as now being conducted.

(b)	Authority. The Investor has the full corporate power and authority to enter into, execute, and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement by the Investor have been duly authorised by all necessary corporate action on the part of the Investor.

(c)	Enforceability. This Agreement constitutes the legal, valid, and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium, and similar laws affecting creditors’ rights and remedies generally and subject to general principles of equity.

(d)	No Conflicts. The execution, delivery, and performance of this Agreement by the Investor, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate or conflict with the constitutional documents of the Investor; (ii) violate or conflict with any Applicable Law binding on the Investor; or (iii) result in a breach of, or constitute a default under, any material agreement to which the Investor is a party.

(e)	Investment Intent. The Investor is acquiring the Subscription Shares for its own account (or for the account of the relevant Segregated Portfolio) for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof in violation of any applicable securities laws.

(f)	Sophisticated Investor. The Investor is a sophisticated and experienced investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Subscription Shares.

(g)	Financial Capacity. The Investor has, and at the Closing will have, immediately available funds sufficient to pay the Investment Amount and to consummate the transactions contemplated by this Agreement.

(h)	No Regulatory Impediment. No consent, approval, or authorisation of, or filing with, any Governmental Authority is required on the part of the Investor in connection with the execution, delivery, and performance of this Agreement, except for such consents, approvals, authorisations, or filings as have been obtained or made.

ARTICLE 7

COVENANTS

7.1 Pre-Completion Covenants of the Company

From the date of this Agreement until the Closing Date, the Company covenants and agrees that it shall:

(a)	use its reasonable best efforts to satisfy or cause to be satisfied the Conditions Precedent set out in Section 3.1 as promptly as practicable;

(b)	not take any action, or fail to take any action, that would reasonably be expected to result in any of the Conditions Precedent not being satisfied or to delay the satisfaction of any Condition Precedent;

(c)	promptly provide the Investor with copies of all material correspondence with any Governmental Authority in connection with the Regulatory Approvals;

(d)	keep the Investor reasonably informed of the status of the negotiations with in respect of the Consortium Agreement and the Acquisition;

(e)	not enter into any agreement, arrangement, or understanding with any third party that would be inconsistent with or prejudicial to the transactions contemplated by this Agreement;

(f)	maintain in full force and effect all material insurance policies covering the Company Group and its assets;

(g)	comply in all material respects with all Applicable Laws; and

(h)	not take any of the actions described in Section 4.1 without the prior written consent of the Investor.

7.2 Post-Completion Covenants of the Company

From and after the Closing Date, the Company covenants and agrees that it shall:

(a)	use the Investment Amount strictly in accordance with Article 10 (Use of Proceeds);

(b)	comply with all investor protection provisions set out in Article 11;

(c)	maintain its corporate existence and good standing under the laws of the Cayman Islands;

(d)	comply in all material respects with all Applicable Laws;

(e)	maintain proper books of account and records in accordance with IFRS;

(f)	maintain adequate insurance coverage for the Company Group and its assets;

(g)	not take any action that would adversely affect the rights of the Investor under this Agreement or the other Transaction Documents without the prior written consent of the Investor;

(h)	promptly notify the Investor of any event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect; and

(i)	use commercially reasonable efforts to procure the successful completion of the Acquisition in accordance with the Consortium Agreement.

7.3 Covenants of the Investor

From the date of this Agreement, the Investor covenants and agrees that it shall:

(a)	use its reasonable best efforts to satisfy or cause to be satisfied the Conditions Precedent set out in Section 3.2 as promptly as practicable;

(b)	cooperate with the Company in connection with obtaining the Regulatory Approvals; and

(c)	comply with the transfer restrictions set out in Article 12.

7.4 Further Assurance

Each Party shall, at its own cost and expense, execute and deliver such further documents and instruments and take such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby.

ARTICLE 8

CLOSING

8.1 Closing Date and Location

Subject to the satisfaction or waiver of all Conditions Precedent, the Closing shall take place at 10:00 a.m. (Hong Kong time) on the Closing Date at the offices of the Company’s legal counsel in Hong Kong (or at such other time, date, and place as the Parties may agree in writing). The Closing may also be effected by the exchange of documents and signatures by email or other electronic means, provided that original executed documents are delivered within five (5) Business Days thereafter.

8.2 Company Closing Deliverables

At or prior to the Closing, the Company shall deliver (or cause to be delivered) to the Investor the following:

(a)	a certified true copy of the resolutions of the Board approving the execution, delivery, and performance of this Agreement and the other Transaction Documents, the issue and allotment of the Subscription Shares, and the entry of the Investor’s name in the register of members of the Company, substantially in the form set out in Schedule 3;

(b)	a certified true copy of the resolutions of the shareholders of the Company (to the extent required) approving the transactions contemplated by this Agreement;

(c)	a certificate of good standing (or equivalent) of the Company issued by the Registrar of Companies of the Cayman Islands, dated not more than five (5) Business Days prior to the Closing Date;

(d)	a certified true copy of the Memorandum and Articles (as amended, if applicable);

(e)	the legal opinions referred to in Section 3.1(j), in form and substance satisfactory to the Investor;

(f)	an updated register of members of the Company reflecting the issuance of the Subscription Shares to the Investor (or its Nominee);

(g)	a share certificate in respect of the Subscription Shares, issued in the name of the Investor (or its Nominee);

(h)	a certified true copy of the executed Consortium Agreement;

(i)	a certificate signed by a director of the Company, dated as of the Closing Date, certifying that: (i) each of the Conditions Precedent set out in Section 3.1 has been satisfied or waived; (ii) the Company Warranties are true and correct in all material respects as of the Closing Date; and (iii) no Material Adverse Effect has occurred since the date of this Agreement;

(j)	evidence satisfactory to the Investor that the Segregated Account has been established in accordance with Section 10.2;

(k)	such other documents and instruments as the Investor may reasonably request in connection with the Closing.

8.3 Investor Closing Deliverables

At or prior to the Closing, the Investor shall deliver (or cause to be delivered) to the Company the following:

(a)	the Investment Amount, by wire transfer of immediately available funds in US Dollars to the Designated Account;

(b)	a certified true copy of the resolutions of the board of directors (or equivalent governing body) of the Investor approving the execution, delivery, and performance of this Agreement and the subscription of the Subscription Shares;

(c)	a certificate of good standing (or equivalent) of the Investor issued by the Registrar of Companies of the Cayman Islands, dated not more than five (5) Business Days prior to the Closing Date; and

(d)	such other documents and instruments as the Company may reasonably request in connection with the Closing.

8.4 Simultaneous Actions

All actions to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken, executed, and delivered simultaneously, and no action shall be deemed to have been taken and no document shall be deemed to have been executed or delivered until all actions have been taken and all documents have been executed and delivered.

ARTICLE 9

POST-COMPLETION OBLIGATIONS

9.1 Amendment of Memorandum and Articles

As soon as practicable following the Closing (and in any event within thirty (30) days thereof), the Company shall procure the adoption of an amended and restated Memorandum and Articles incorporating the investor protection provisions set out in Article 11 and such other amendments as may be agreed between the Parties.

9.2 Board Appointment

Promptly following the Closing, the Company shall procure the appointment of the Investor Director to the Board in accordance with Section 11.2.

9.3 Regulatory Filings

The Company shall, as soon as practicable following the Closing, make all necessary filings and notifications with any Governmental Authority or stock exchange as may be required in connection with the issuance of the Subscription Shares and the transactions contemplated by this Agreement.

9.4 Acquisition Completion

The Company shall use its commercially reasonable efforts to procure the completion of the Acquisition in accordance with the terms of the Consortium Agreement as soon as practicable following the Closing. The Company shall keep the Investor reasonably informed of the progress of the Acquisition and shall promptly notify the Investor of any material developments in relation thereto.

9.5 Reporting Obligations

Following the Closing, the Company shall provide the Investor with:

(a)	quarterly reports on the status of the Acquisition, including any material developments, within fifteen (15) Business Days of each quarter-end;

(b)	prompt written notice of the completion of the Acquisition, together with copies of all material closing documents; and

(c)	quarterly reports on the use of the Investment Amount, including a reconciliation of the Segregated Account, within fifteen (15) Business Days of each quarter-end.

ARTICLE 10

USE OF PROCEEDS

10.1 Application of Proceeds

The Company covenants and agrees that the proceeds from the Investment Amount shall be applied strictly as follows:

(a)	not less than ninety-two percent (92%) of the Investment Amount (the “Acquisition Funds”) shall be used exclusively to fund the Company’s capital contribution to the Consortium for the Acquisition; and

(b)	not more than eight percent (8%) of the Investment Amount may be used for transaction-related professional fees (including legal, accounting, and advisory fees) and general working capital purposes of the Company in connection with the Acquisition and the transactions contemplated by this Agreement.

10.2 Segregated Account

The Company shall, prior to the Closing Date, establish and maintain a segregated bank account (the “Segregated Account”) with a reputable international bank acceptable to the Investor. The Acquisition Funds shall be deposited into the Segregated Account on the Closing Date and shall not be withdrawn, transferred, or applied for any purpose other than funding the Company’s capital contribution to the Consortium for the Acquisition, without the prior written consent of the Investor.

10.3 Reporting on Use of Proceeds

The Company shall provide the Investor with:

(a)	within fifteen (15) Business Days of each calendar quarter-end, a detailed written report on the use of the Investment Amount during such quarter, including a reconciliation of the Segregated Account showing all deposits, withdrawals, and the closing balance;

(b)	copies of bank statements for the Segregated Account on a monthly basis; and

(c)	such other information regarding the use of the Investment Amount as the Investor may reasonably request from time to time.

10.4 Return of Unused Proceeds

If the Acquisition is not completed within twelve (12) months of the Closing Date (or such longer period as the Parties may agree in writing), or if the Acquisition is abandoned or terminated, the Company shall, within thirty (30) Business Days of such event, return to the Investor all unused Acquisition Funds remaining in the Segregated Account, together with any interest accrued thereon, by wire transfer of immediately available funds to a bank account designated by the Investor.

10.5 Breach of Use of Proceeds

Any application of the Investment Amount in breach of this Article 10 shall constitute a material breach of this Agreement, and the Investor shall be entitled to exercise all rights and remedies available to it under this Agreement and at law, including the right to seek specific performance and injunctive relief.

ARTICLE 11

INVESTOR PROTECTIONS

11.1 General

The Company covenants and agrees that, from and after the Closing, it shall observe and comply with the investor protection provisions set out in this Article 11. The Company shall procure that the Memorandum and Articles are amended to incorporate the provisions of this Article 11 to the extent necessary to give full effect thereto.

11.2 Board Representation

For so long as the Investor (together with its Affiliates) holds at least ten percent (10%) of the issued share capital of the Company, the Investor shall have the right to appoint one (1) non-executive director to the Board (the “Investor Director”). The Investor Director shall be entitled to attend and vote at all meetings of the Board and any committee thereof. The Investor may remove and replace the Investor Director at any time by written notice to the Company. The Company shall procure that the Investor Director is appointed to the Board within five (5) Business Days of receiving written notice of nomination from the Investor.

11.3 Observer Rights

If the Investor’s shareholding (together with its Affiliates) falls below ten percent (10%) but remains at or above five percent (5%) of the issued share capital of the Company, the Investor shall be entitled to appoint one (1) observer to attend (but not vote at) all meetings of the Board and any committee thereof. The observer shall be entitled to receive all materials and information provided to members of the Board.

11.4 Information Rights

For so long as the Investor holds any Subscription Shares, the Investor shall have the right to receive:

(a)	audited annual consolidated financial statements of the Company Group, prepared in accordance with IFRS, within ninety (90) calendar days of each financial year-end;

(b)	unaudited quarterly consolidated management accounts of the Company Group, within thirty (30) calendar days of each quarter-end;

(c)	an annual budget and business plan of the Company Group, prior to the commencement of each financial year;

(d)	prompt written notice of any material litigation, arbitration, or regulatory proceeding involving any member of the Company Group;

(e)	prompt written notice of any event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect; and

(f)	such other information concerning the business and affairs of the Company Group and the as the Investor may reasonably request from time to time.

11.5 Anti-Dilution Protection

The Company covenants that, in the event of any future issuance of Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares at a price per share lower than the Subscription Price (other than pursuant to an employee share option scheme approved by the Board with the Investor’s consent) (a “Dilutive Issuance”), the Subscription Price shall be adjusted downward on a broad-based weighted-average basis in accordance with the following formula (the “Anti-Dilution Adjustment”):

Adjusted Subscription Price = SP × (A + B) / (A + C)

Where:

SP	=	the Subscription Price in effect immediately prior to the Dilutive Issuance;

A	=	the number of Ordinary Shares outstanding immediately prior to the Dilutive Issuance (on a fully diluted basis);

B	=	the number of Ordinary Shares that the aggregate consideration received by the Company for the Dilutive Issuance would purchase at the Subscription Price then in effect; and

C	=	the number of Ordinary Shares actually issued (or issuable upon conversion or exchange) in the Dilutive Issuance.

Upon any Anti-Dilution Adjustment, the Company shall issue to the Investor (at no additional cost) such number of additional Ordinary Shares as is necessary to ensure that the Investor’s aggregate cost per share (taking into account the Subscription Shares and any additional shares issued pursuant to this Section 11.5) equals the Adjusted Subscription Price.

11.6 Pre-Emptive Rights

For so long as the Investor (together with its Affiliates) holds any Subscription Shares, the Investor shall have the right (but not the obligation) to participate on a pro rata basis in any future issuance of equity securities or equity-linked securities by the Company (a “New Issuance”), so as to maintain its proportionate shareholding in the Company (the “Pre-Emptive Rights”). The Company shall give the Investor not less than twenty (20) Business Days’ prior written notice of any proposed New Issuance, specifying the number and class of securities to be issued, the proposed issue price, and the other material terms and conditions of the New Issuance. The Investor shall have fifteen (15) Business Days from receipt of such notice to exercise its Pre-Emptive Rights by written notice to the Company.

11.7 Tag-Along Rights

If any shareholder or group of shareholders holding in aggregate more than fifty percent (50%) of the issued share capital of the Company (the “Selling Shareholders”) proposes to transfer, sell, or otherwise dispose of any Ordinary Shares to a bona fide third party purchaser (a “Tag-Along Sale”), the Investor shall have the right (but not the obligation) to require the Selling Shareholders to procure that the third party purchaser purchases from the Investor such number of Subscription Shares as bears the same proportion to the total number of Subscription Shares held by the Investor as the number of Ordinary Shares proposed to be sold by the Selling Shareholders bears to the total number of Ordinary Shares held by the Selling Shareholders, on the same terms and conditions (including price per share) as those applicable to the Selling Shareholders (the “Tag-Along Right”).

The Selling Shareholders shall give the Investor not less than twenty (20) Business Days’ prior written notice of any proposed Tag-Along Sale, specifying the identity of the proposed purchaser, the number of Ordinary Shares to be sold, the proposed price per share, and the other material terms and conditions of the sale. The Investor shall have fifteen (15) Business Days from receipt of such notice to exercise its Tag-Along Right by written notice to the Selling Shareholders.

11.8 Consent Rights (Reserved Matters)

For so long as the Investor (together with its Affiliates) holds at least ten percent (10%) of the issued share capital of the Company, the prior written consent of the Investor shall be required for any of the following actions (the “Reserved Matters”), as further detailed in Schedule 5:

(a)	any amendment to the Memorandum and Articles or other constitutional documents of the Company that adversely affects the rights of the Investor or the Subscription Shares;

(b)	any issuance of new shares or securities convertible into or exchangeable for shares in the capital of the Company (other than pursuant to an employee share option scheme approved by the Board with the Investor’s consent);

(c)	any declaration or payment of dividends or other distributions to shareholders;

(d)	any transaction with related parties or Affiliates of any shareholder outside the ordinary course of business or otherwise than on arm’s length terms;

(e)	any change in the nature or scope of the Company’s business;

(f)	any merger, consolidation, amalgamation, scheme of arrangement, or similar transaction involving the Company;

(g)	any voluntary liquidation, dissolution, or winding-up of the Company;

(h)	any incurrence of indebtedness for borrowed money in excess of US$5,000,000 individually or US$10,000,000 in the aggregate (other than in the ordinary course of business);

(i)	any disposal of all or substantially all of the assets of the Company or any member of the Company Group;

(j)	any change in the auditors of the Company; and

(k)	any material variation to the terms of the Consortium Agreement or the Acquisition.

ARTICLE 12

TRANSFER RESTRICTIONS AND LOCK-UP

12.1 Lock-Up Period

The Investor agrees that, for a period of twelve (12) months from the Closing Date (the “Lock-Up Period”), it shall not, directly or indirectly, sell, transfer, assign, pledge, encumber, or otherwise dispose of any of the Subscription Shares, except:

(a)	with the prior written consent of the Company;

(b)	to an Affiliate of the Investor, provided that such Affiliate agrees in writing to be bound by the terms of this Agreement (including this Article 12) as if it were the Investor; or

(c)	pursuant to the exercise of the Tag-Along Right under Section 11.7.

12.2 Post-Lock-Up Transfer Restrictions

Following the expiry of the Lock-Up Period, the Investor may transfer the Subscription Shares, subject to:

(a)	compliance with all Applicable Laws and the Memorandum and Articles;

(b)	the Company’s right of first refusal, whereby the Company (or its nominee) shall have the right to purchase the Subscription Shares proposed to be transferred on the same terms and conditions as those offered by the proposed transferee, exercisable within fifteen (15) Business Days of receiving written notice from the Investor of the proposed transfer; and

(c)	the transferee agreeing in writing to be bound by the terms of this Agreement (to the extent applicable) as if it were the Investor.

12.3 Invalid Transfers

Any purported transfer of Subscription Shares in violation of this Article 12 shall be null and void, and the Company shall not register any such transfer in its register of members.

ARTICLE 13

INDEMNIFICATION

13.1 Indemnification by the Company

Subject to the limitations set out in this Article 13, the Company shall indemnify and hold harmless the Investor and its Affiliates, and their respective directors, officers, employees, agents, and representatives (collectively, the “Investor Indemnified Parties”) from and against any and all Losses suffered or incurred by any Investor Indemnified Party arising out of, resulting from, or relating to:

(a)	any breach of, or inaccuracy in, any Company Warranty;

(b)	any breach of any covenant or obligation of the Company under this Agreement;

(c)	any Leakage (other than Permitted Leakage); and

(d)	any breach of the use of proceeds obligations set out in Article 10.

13.2 Indemnification by the Investor

Subject to the limitations set out in this Article 13, the Investor shall indemnify and hold harmless the Company and its Affiliates, and their respective directors, officers, employees, agents, and representatives (collectively, the “Company Indemnified Parties”) from and against any and all Losses suffered or incurred by any Company Indemnified Party arising out of, resulting from, or relating to:

(a)	any breach of, or inaccuracy in, any Investor Warranty; and

(b)	any breach of any covenant or obligation of the Investor under this Agreement.

13.3 Limitations on Indemnification — Company

The liability of the Company under Section 13.1 shall be subject to the following limitations:

(a)	De Minimis. The Company shall not be liable for any individual Claim (or series of related Claims) where the Losses in respect thereof do not exceed US$100,000 (the “De Minimis Amount”), and any such Claim shall be disregarded for all purposes (including for the purposes of calculating the Basket).

(b)	Basket. The Company shall not be liable for any Claim unless and until the aggregate amount of all Claims (excluding Claims below the De Minimis Amount) exceeds US$500,000 (the “Basket”), in which case the Company shall be liable for the full amount of such Claims (and not merely the excess over the Basket).

(c)	Cap. The maximum aggregate liability of the Company for all Claims under Section 13.1(a) (other than Claims in respect of Fundamental Warranties) shall not exceed an amount equal to twenty percent (20%) of the Investment Amount (the “Cap”). The maximum aggregate liability of the Company for all Claims in respect of Fundamental Warranties shall not exceed the Investment Amount.

(d)	Time Limitation — General Warranties. No Claim under Section 13.1(a) (other than a Claim in respect of a Fundamental Warranty or a Tax Warranty) may be brought after the date falling eighteen (18) months after the Closing Date.

(e)	Time Limitation — Fundamental Warranties. No Claim in respect of a Fundamental Warranty may be brought after the date falling thirty-six (36) months after the Closing Date.

(f)	Time Limitation — Tax Warranties. No Claim in respect of a Tax Warranty may be brought after the date falling seven (7) years after the Closing Date.

(g)	Time Limitation — Covenants. No Claim under Section 13.1(b), (c), or (d) may be brought after the date falling thirty-six (36) months after the Closing Date (or, in the case of a Claim under Section 13.1(d) relating to the use of proceeds, thirty-six (36) months after the date on which the relevant breach first occurred).

13.4 Limitations on Indemnification — Investor

The liability of the Investor under Section 13.2 shall be subject to the following limitations:

(a)	the maximum aggregate liability of the Investor for all Claims under Section 13.2 shall not exceed the Investment Amount; and

(b)	no Claim under Section 13.2 may be brought after the date falling eighteen (18) months after the Closing Date.

13.5 Indemnification Procedures

If any Investor Indemnified Party or Company Indemnified Party (an “Indemnified Party”) becomes aware of any matter that may give rise to a Claim for indemnification under this Article 13, the Indemnified Party shall promptly (and in any event within twenty (20) Business Days) give written notice thereof to the other Party (the “Indemnifying Party”), specifying in reasonable detail the nature and basis of the Claim and the amount of Losses (to the extent then known or reasonably estimable). The failure to give such notice shall not relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party is actually prejudiced by such failure.

13.6 Third Party Claims

In the event that any Claim for indemnification arises from or relates to a claim, action, suit, or proceeding by a third party (a “Third Party Claim”), the Indemnifying Party shall have the right, at its own cost and expense, to assume the defence of such Third Party Claim, provided that: (i) the Indemnifying Party gives written notice to the Indemnified Party of its intention to assume such defence within fifteen (15) Business Days of receiving notice of the Third Party Claim; (ii) the Indemnifying Party conducts the defence diligently and in good faith; and (iii) the Indemnified Party shall have the right to participate in (but not control) the defence at its own cost and expense. The Indemnifying Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned, or delayed) if such settlement or compromise would impose any obligation or liability on the Indemnified Party or would not include a complete and unconditional release of the Indemnified Party.

13.7 Mitigation

Each Indemnified Party shall use commercially reasonable efforts to mitigate any Losses for which it may be entitled to indemnification under this Article 13.

13.8 Exclusive Remedy

Except in the case of fraud or wilful misconduct, the indemnification provisions of this Article 13 shall constitute the sole and exclusive remedy of the Parties for any breach of the representations, warranties, covenants, and obligations contained in this Agreement. Nothing in this Section 13.8 shall limit any Party’s right to seek specific performance or injunctive relief.

ARTICLE 14

TERMINATION

14.1 Termination Events

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of the Parties;

(b)	by the Investor, by written notice to the Company, if any Condition Precedent set out in Section 3.1 has not been satisfied or waived on or before the Long-Stop Date;

(c)	by the Company, by written notice to the Investor, if any Condition Precedent set out in Section 3.2 has not been satisfied or waived on or before the Long-Stop Date;

(d)	by the Investor, by written notice to the Company, if a Material Adverse Effect has occurred;

(e)	by the Investor, by written notice to the Company, if the Company has breached any Company Warranty or any covenant or obligation under this Agreement in any material respect, and such breach has not been cured within twenty (20) Business Days after written notice thereof from the Investor;

(f)	by the Company, by written notice to the Investor, if the Investor has breached any Investor Warranty or any covenant or obligation under this Agreement in any material respect, and such breach has not been cured within twenty (20) Business Days after written notice thereof from the Company;

(g)	by either Party, by written notice to the other Party, if any Governmental Authority has enacted, issued, promulgated, enforced, or entered any Applicable Law or final, non-appealable order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; and

(h)	by the Investor, by written notice to the Company, if the Consortium Agreement is terminated or the Acquisition is abandoned.

14.2 Effect of Termination

In the event of termination of this Agreement pursuant to Section 14.1, this Agreement shall forthwith become void and have no further force or effect, and no Party shall have any liability to the other Party hereunder, except that:

(a)	the provisions of Article 1 (Definitions and Interpretation), this Section 14.2, Article 15 (Confidentiality), Article 16 (Announcements), Article 17 (Costs and Expenses), Article 18 (Notices), Article 19 (General Provisions), and Article 20 (Governing Law and Dispute Resolution) shall survive termination and continue in full force and effect;

(b)	termination shall not affect any accrued rights or obligations of the Parties; and

(c)	termination shall not relieve any Party from liability for any breach of this Agreement occurring prior to such termination.

14.3 Return of Documents

Upon termination of this Agreement, each Party shall promptly return to the other Party (or, at the other Party’s election, destroy) all documents and materials containing Confidential Information of the other Party, and shall certify in writing that it has done so.

ARTICLE 15

CONFIDENTIALITY

15.1 Confidentiality Obligations

Each Party shall treat as strictly confidential all Confidential Information received from the other Party and shall not disclose, copy, reproduce, or use such Confidential Information except for the purpose of exercising its rights and performing its obligations under this Agreement and the other Transaction Documents.

15.2 Permitted Disclosures

A Party may disclose Confidential Information:

(a)	to its Affiliates and its and their respective directors, officers, employees, agents, and professional advisers (including legal counsel, accountants, and financial advisers), to the extent reasonably necessary for the purpose of exercising its rights and performing its obligations under this Agreement, provided that such recipients are bound by confidentiality obligations no less onerous than those contained in this Article 15;

(b)	with the prior written consent of the other Party;

(c)	as may be required by Applicable Law, regulation, or any competent court, tribunal, or regulatory authority, provided that the disclosing Party shall, to the extent permitted by law, give the other Party prompt written notice of such requirement prior to making any disclosure and shall cooperate with the other Party in seeking a protective order or other appropriate remedy; and

(d)	as may be required by the rules of any stock exchange on which the securities of either Party are listed.

15.3 Survival

The obligations under this Article 15 shall survive the Closing and any termination of this Agreement for a period of two (2) years from the date of Closing or termination (as applicable).

ARTICLE 16

ANNOUNCEMENTS

16.1 Restriction on Announcements

No public announcement or communication concerning this Agreement or the transactions contemplated hereby shall be made by either Party without the prior written consent of the other Party, except as required by Applicable Law, regulation, or the rules of any stock exchange on which the securities of either Party are listed.

16.2 Required Announcements

If a Party is required by Applicable Law, regulation, or the rules of any stock exchange to make a public announcement or communication concerning this Agreement or the transactions contemplated hereby, such Party shall, to the extent practicable, consult with the other Party regarding the form, content, and timing of such announcement or communication prior to its release.

ARTICLE 17

COSTS AND EXPENSES

17.1 General

Except as otherwise expressly provided in this Agreement, each Party shall bear its own costs and expenses (including legal, financial, and advisory fees) incurred in connection with the negotiation, preparation, execution, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

17.2 Stamp Duty and Transfer Taxes

All stamp duty, transfer taxes, registration fees, and similar charges (if any) arising in connection with the issuance of the Subscription Shares and the transactions contemplated by this Agreement shall be borne by the Company.

ARTICLE 18

NOTICES

18.1 Form of Notices

Any notice or other communication given under or in connection with this Agreement shall be in writing in the English language and shall be delivered personally, sent by internationally recognised courier service, or sent by email to the relevant Party at the address or email address set out below (or such other address or email address as may be notified in writing from time to time):

If to the Company:

REITAR LOGTECH HOLDINGS LIMITED

If to the Investor:

EQUATOR CAPITAL MANAGEMENT SPC

(acting for and on behalf of the Segregated Portfolio

“Equator Private Equity Fund SP”)

18.2 Deemed Receipt

A notice shall be deemed to have been received:

(a)	if delivered personally, at the time of delivery;

(b)	if sent by internationally recognised courier service, on the second (2nd) Business Day after posting;

(c)	if sent by email, at the time of transmission (provided that no delivery failure notification is received by the sender),

provided that, if deemed receipt occurs before 9:00 a.m. or after 5:00 p.m. on a Business Day (in the time zone of the recipient), the notice shall be deemed to have been received at 9:00 a.m. on the next Business Day.

ARTICLE 19

GENERAL PROVISIONS

19.1 Entire Agreement

This Agreement (together with the other Transaction Documents) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior discussions, negotiations, representations, warranties, undertakings, and agreements (whether written or oral) between the Parties relating to such subject matter, including the MOU (save for the binding provisions thereof which shall survive in accordance with their terms until Closing).

19.2 Amendments

No amendment, modification, or supplement to this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the Parties.

19.3 Waivers

No failure or delay by a Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

19.4 Severability

If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any Applicable Law, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The Parties shall negotiate in good faith to replace any invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision that achieves, to the greatest extent possible, the economic, business, and other purposes of the invalid, illegal, or unenforceable provision.

19.5 Assignment

Neither Party may assign, transfer, or otherwise dispose of any of its rights or obligations under this Agreement without the prior written consent of the other Party, provided that the Investor may assign its rights (but not its obligations) under this Agreement to any of its Affiliates without the consent of the Company, subject to the assignee agreeing in writing to be bound by the terms of this Agreement.

19.6 Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart by email (in PDF format) shall be as effective as delivery of a manually executed counterpart.

19.7 No Partnership or Agency

Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership, joint venture, or agency relationship between the Parties, or authorise either Party to make or enter into any commitments for or on behalf of the other Party.

19.8 Third Party Rights

A person who is not a Party to this Agreement shall not have any right under the Contracts (Rights of Third Parties) Act (as revised) of the Cayman Islands or any similar legislation in any jurisdiction to enforce any term of this Agreement. This Section 19.8 does not affect any right or remedy of a third party which exists or is available apart from such legislation.

19.9 Further Assurance

Each Party shall, and shall use its reasonable endeavours to procure that any necessary third party shall, at the cost of the requesting Party, execute and deliver such documents and do such acts and things as may reasonably be required for the purpose of giving full effect to this Agreement.

19.10 Time of the Essence

Time shall be of the essence of this Agreement, both as regards any dates, times, and periods mentioned herein and as regards any dates, times, and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

19.11 Cumulative Rights

The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any rights or remedies provided by law. Any single or partial exercise of any right or remedy shall not preclude any other or further exercise thereof or the exercise of any other right or remedy.

ARTICLE 20

GOVERNING LAW AND DISPUTE RESOLUTION

20.1 Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the Cayman Islands.

20.2 Arbitration

Any dispute, controversy, or claim arising out of or in connection with this Agreement (including any question regarding its existence, validity, interpretation, performance, breach, or termination) shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration.

20.3 Arbitral Tribunal

The arbitral tribunal shall consist of one (1) arbitrator to be appointed by agreement of the Parties, or failing such agreement within thirty (30) days of the commencement of the arbitration, by the HKIAC.

20.4 Seat and Language

The seat of arbitration shall be Hong Kong. The language of the arbitration shall be English.

20.5 Award

The award of the arbitral tribunal shall be final and binding on the Parties. Judgment upon the award may be entered in any court having jurisdiction thereof.

20.6 Interim Relief

Nothing in this Article 20 shall prevent either Party from seeking interim or conservatory measures (including injunctive relief) from any court of competent jurisdiction. For the purposes of seeking such interim or conservatory measures, each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong and the Cayman Islands.

20.7 Confidentiality of Proceedings

The Parties agree that any arbitration proceedings, all documents and materials produced in or for the purposes of such proceedings, and the award shall be kept confidential, except to the extent that disclosure is required by Applicable Law, regulation, or the rules of any stock exchange, or is necessary for the purpose of enforcing the award.

[Signature Page Follows]

SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

For and on behalf of

REITAR LOGTECH HOLDINGS LIMITED

Name:
Title:
Date:

For and on behalf of

EQUATOR CAPITAL MANAGEMENT SPC

(acting for and on behalf of the Segregated Portfolio

“Equator Private Equity Fund SP”)

Name:
Title:
Date:

SCHEDULE 1

SCHEDULE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor that each of the following statements is true, complete, and correct as of the date of this Agreement and as of the Closing Date (except where a statement expressly relates to an earlier date, in which case as of such earlier date):

1.	Corporate Status and Good Standing

1.1	The Company is an exempted company duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands.

1.2	The Company has the full corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted.

1.3	The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Material Adverse Effect.

2.	Authority and Enforceability

2.1	The Company has the full corporate power and authority to enter into, execute, and deliver this Agreement and each of the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder.

2.2	The execution, delivery, and performance of this Agreement and each of the other Transaction Documents by the Company have been duly authorised by all necessary corporate action on the part of the Company, including the approval of the Board and, to the extent required, the shareholders of the Company.

2.3	This Agreement constitutes, and each of the other Transaction Documents when executed and delivered will constitute, the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium, and similar laws affecting creditors’ rights and remedies generally and subject to general principles of equity.

3.	Capitalisation

3.1	The authorised share capital of the Company is as set out in the Disclosure Schedule. The issued and outstanding shares of the Company are as set out in the Disclosure Schedule.

3.2	All issued and outstanding shares of the Company have been duly authorised, validly issued, fully paid, and non-assessable, and were issued in compliance with all Applicable Laws.

3.3	Except as disclosed in the Disclosure Schedule, there are no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including pre-emptive rights), calls, commitments, or agreements of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue, transfer, sell, or redeem any shares or other equity interests.

3.4	There are no outstanding contractual obligations of the Company to repurchase, redeem, or otherwise acquire any shares or other equity interests of the Company.

4.	Subsidiaries

4.1	Schedule 1 sets out a complete and accurate list of all Subsidiaries of the Company (including the entities to be acquired pursuant to the Acquisition).

4.2	Each Subsidiary is duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation.

4.3	All of the issued shares or other equity interests of each Subsidiary are duly authorised, validly issued, fully paid, and non-assessable, and are owned, directly or indirectly, by the Company free and clear of all Encumbrances.

5.	Financial Statements

5.1	The Company has delivered to the Investor true and complete copies of the audited consolidated financial statements of the Company Group for the two (2) most recently completed financial years (the “Financial Statements”).

5.2	The Financial Statements have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered thereby, and present a true and fair view of the financial position, results of operations, and cash flows of the Company Group as at the dates and for the periods to which they relate.

5.3	The books and records of the Company Group are complete and accurate in all material respects and have been maintained in accordance with sound business practices and Applicable Laws.

6.	No Undisclosed Liabilities

No member of the Company Group has any liabilities or obligations (whether absolute, accrued, contingent, or otherwise) of a type that would be required to be reflected on, or reserved against in, a balance sheet prepared in accordance with IFRS, other than: (a) liabilities and obligations reflected or reserved against in the Financial Statements; (b) liabilities and obligations incurred in the ordinary course of business since the date of the most recent Financial Statements that are not, individually or in the aggregate, material; and (c) liabilities and obligations disclosed in the Disclosure Schedule.

7.	Material Contracts

7.1	The Disclosure Schedule sets out a complete and accurate list of all contracts, agreements, and commitments to which any member of the Company Group is a party and which: (a) involve aggregate payments or receipts in excess of US$500,000 per annum; (b) contain non-compete, exclusivity, or similar restrictive covenants; (c) relate to the incurrence of indebtedness for borrowed money; (d) relate to any joint venture, partnership, or similar arrangement; or (e) are otherwise material to the business, operations, or financial condition of the Company Group (each, a “Material Contract”).

7.2	Each Material Contract is in full force and effect and constitutes the legal, valid, and binding obligation of the relevant member of the Company Group and, so far as the Company is aware, of each other party thereto.

7.3	No member of the Company Group is in material breach or default under any Material Contract, and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute a material breach or default thereunder.

8.	Litigation and Proceedings

8.1	Except as disclosed in the Disclosure Schedule, there is no litigation, arbitration, administrative proceeding, governmental investigation, or other legal proceeding pending or, so far as the Company is aware, threatened against or affecting any member of the Company Group or any of their respective properties or assets.

8.2	No member of the Company Group is subject to any outstanding judgment, order, decree, injunction, or award of any court, tribunal, arbitrator, or Governmental Authority.

9.	Compliance with Laws

9.1	Each member of the Company Group is, and has at all material times been, in compliance in all material respects with all Applicable Laws.

9.2	No member of the Company Group has received any written notice from any Governmental Authority alleging any material non-compliance with any Applicable Law.

9.3	All material permits, licences, authorisations, and approvals required for the conduct of the business of each member of the Company Group have been obtained and are in full force and effect.

10.	Tax Matters

10.1	Each member of the Company Group has duly and timely filed all Tax returns required to be filed by it with the appropriate Governmental Authority in all jurisdictions in which such Tax returns are required to be filed.

10.2	All Taxes due and payable by each member of the Company Group have been duly and timely paid in full.

10.3	There are no pending or threatened Tax audits, assessments, claims, or disputes with any Tax authority in respect of any member of the Company Group.

10.4	No member of the Company Group is party to any Tax sharing, Tax indemnity, or Tax allocation agreement (other than agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

11.	Intellectual Property

11.1	The Disclosure Schedule sets out a complete and accurate list of all material Intellectual Property owned by or licensed to any member of the Company Group.

11.2	Each member of the Company Group owns or has the right to use all Intellectual Property necessary for the conduct of its business as currently conducted.

11.3	So far as the Company is aware, no member of the Company Group is infringing, misappropriating, or otherwise violating the Intellectual Property of any third party, and no third party is infringing, misappropriating, or otherwise violating the Intellectual Property of any member of the Company Group.

12.	Employees and Benefits

12.1	The Disclosure Schedule sets out a complete and accurate list of all employees of the Company Group whose annual compensation exceeds US$150,000.

12.2	Each member of the Company Group is in compliance in all material respects with all Applicable Laws relating to employment, including laws relating to wages, hours, overtime, discrimination, harassment, occupational health and safety, and immigration.

12.3	There are no pending or threatened labour disputes, strikes, work stoppages, or union organising activities involving any member of the Company Group.

13.	Real Property

13.1	The Disclosure Schedule sets out a complete and accurate list of all real property owned, leased, or occupied by any member of the Company Group.

13.2	Each member of the Company Group has good and marketable title to, or a valid leasehold interest in, all real property used in the conduct of its business, free and clear of all Encumbrances (other than Permitted Encumbrances).

14.	Insurance

14.1	The Disclosure Schedule sets out a complete and accurate list of all material insurance policies maintained by or on behalf of the Company Group.

14.2	All such insurance policies are in full force and effect, and all premiums due thereunder have been duly paid.

15.	Environmental Matters

15.1	Each member of the Company Group is, and has at all material times been, in compliance in all material respects with all applicable environmental laws and regulations.

15.2	No member of the Company Group has received any written notice of any pending or threatened environmental claim, action, or investigation.

16.	Related Party Transactions

Except as disclosed in the Disclosure Schedule, no member of the Company Group is a party to any contract, agreement, arrangement, or transaction with any director, officer, or shareholder of the Company or any Affiliate thereof, other than employment agreements entered into in the ordinary course of business on arm’s length terms.

17.	Anti-Corruption and Sanctions

17.1	No member of the Company Group, nor any of their respective directors, officers, employees, or agents, has directly or indirectly offered, paid, promised to pay, or authorised the payment of any money or anything of value to any government official, political party, or candidate for political office for the purpose of influencing any act or decision of such person in their official capacity, inducing such person to do or omit to do any act in violation of their lawful duties, or securing any improper advantage.

17.2	No member of the Company Group is a Sanctioned Person or is located, organised, or resident in a Sanctioned Country, and no member of the Company Group has engaged in any dealings or transactions with any Sanctioned Person or Sanctioned Country in violation of applicable sanctions laws.

18.	Data Protection

Each member of the Company Group is in compliance in all material respects with all applicable data protection and privacy laws and regulations, and has implemented and maintained commercially reasonable technical and organisational measures to protect personal data in its possession or control.

SCHEDULE 3

FORM OF BOARD RESOLUTION

[Form of Board Resolution to be inserted]

RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

REITAR LOGTECH HOLDINGS LIMITED

(the “Company”)

The undersigned, being all of the directors of the Company, hereby resolve as follows:

1.	That the transactions contemplated by the Share Subscription Agreement dated 2026 (the “Agreement”) between the Company and Equator Capital Management SPC (acting for and on behalf of the Segregated Portfolio “Equator Private Equity Fund SP”) (the “Investor”) are hereby approved and authorised in all respects.

2.	That the issuance and allotment of up to 15,000,000 new ordinary shares in the capital of the Company to the Investor (or its nominee) at a subscription price of US$4.00 per share, for an aggregate subscription price of up to US$60,000,000, is hereby approved and authorised.

3.	That each director of the Company is hereby authorised to execute and deliver the Agreement and each of the other Transaction Documents (as defined in the Agreement) on behalf of the Company, and to take all such further actions and execute all such further documents and instruments as may be necessary or desirable to carry out and give effect to the transactions contemplated by the Agreement.

4.	That the register of members of the Company be updated to reflect the issuance of the Subscription Shares (as defined in the Agreement) to the Investor (or its nominee) upon Closing (as defined in the Agreement).

5.	That a share certificate in respect of the Subscription Shares be issued in the name of the Investor (or its nominee) upon Closing.

6.	That the establishment of a segregated bank account for the deposit of the Acquisition Funds (as defined in the Agreement) is hereby approved and authorised.

7.	That the appointment of the Investor Director (as defined in the Agreement) to the Board upon Closing is hereby approved.

Dated: 2026

Director

Director

SCHEDULE 4

FORM OF LEGAL OPINION

The legal opinions to be delivered pursuant to Section 3.1(j) of the Agreement shall address, at a minimum, the following matters:

Cayman Islands Legal Opinion:

(a)	The Company is an exempted company duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands.

(b)	The Company has the corporate power and authority to enter into, execute, and deliver the Agreement and the other Transaction Documents and to perform its obligations thereunder.

(c)	The execution, delivery, and performance of the Agreement and the other Transaction Documents by the Company have been duly authorised by all necessary corporate action.

(d)	The Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to customary qualifications).

(e)	The Subscription Shares, when issued and allotted in accordance with the Agreement, will be duly authorised, validly issued, fully paid, and non-assessable.

(f)	The execution, delivery, and performance of the Agreement and the other Transaction Documents by the Company do not violate the Memorandum and Articles or any Applicable Law of the Cayman Islands.

(g)	No consent, approval, or authorisation of, or filing with, any Governmental Authority of the Cayman Islands is required in connection with the execution, delivery, and performance of the Agreement (other than such as have been obtained or made).

Hong Kong Legal Opinion:

(a)	The Company is duly registered as a non-Hong Kong company under the Companies Ordinance (Cap. 622) of Hong Kong (if applicable).

(b)	The execution, delivery, and performance of the Agreement and the other Transaction Documents by the Company do not violate any Applicable Law of Hong Kong.

(c)	All necessary filings and registrations with the Companies Registry of Hong Kong in connection with the transactions contemplated by the Agreement have been made or will be made in a timely manner.

(d)	The Agreement is enforceable against the Company in Hong Kong in accordance with its terms (subject to customary qualifications).

SCHEDULE 5

RESERVED MATTERS

For so long as the Investor (together with its Affiliates) holds at least ten percent (10%) of the issued share capital of the Company, the following matters shall require the prior written consent of the Investor:

1.	Any amendment to the Memorandum and Articles or other constitutional documents of the Company that would adversely affect the rights, preferences, or privileges of the Investor or the Subscription Shares.

2.	Any issuance, allotment, or grant of any shares, options, warrants, convertible securities, or other equity interests in the Company (other than pursuant to an employee share option scheme approved by the Board with the Investor’s consent), or any repurchase, redemption, or cancellation of any shares.

3.	Any declaration, setting aside, or payment of any dividend or other distribution (whether in cash, stock, property, or otherwise) to shareholders of the Company.

4.	Any merger, consolidation, amalgamation, scheme of arrangement, demerger, or similar corporate reorganisation involving the Company or any material Subsidiary.

5.	Any voluntary liquidation, dissolution, or winding-up of the Company or any material Subsidiary.

6.	Any acquisition or disposal of any business, undertaking, or assets (or any interest therein) by the Company or any Subsidiary with a value in excess of US$5,000,000 (other than the Acquisition).

7.	Any incurrence of indebtedness for borrowed money by the Company or any Subsidiary in excess of US$5,000,000 individually or US$10,000,000 in the aggregate (other than in the ordinary course of business).

8.	Any creation of any Encumbrance over any material assets of the Company or any Subsidiary (other than in the ordinary course of business).

9.	Any transaction between the Company or any Subsidiary, on the one hand, and any director, officer, or shareholder of the Company or any Affiliate thereof, on the other hand, outside the ordinary course of business or otherwise than on arm’s length terms.

10.	Any material change in the nature or scope of the business of the Company or any Subsidiary.

11.	Any change in the auditors of the Company.

12.	Any material variation to the terms of the Consortium Agreement or the Acquisition.

13.	The entry into any agreement or commitment to do any of the foregoing.

SCHEDULE 6

DISCLOSURE SCHEDULE

[End of Agreement]